AM
6-10-2003

03054333

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-12242

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2002 (MM/DD/YY) AND ENDING March 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Daiwa Securities America Inc.
(Filed as public information)

RECD S.E.C.
JUN 2 2003
516

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. ~~Box No.~~)

Financial Square - 32 Old Slip
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edmund Towers (212) 612-6352
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

757 3rd Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
JUN 12 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption, See section 240.17a-5(e)(2).*

DAIWA

Financial Square • 32 Old Slip • New York, NY 10005-3538

Daiwa Securities America Inc.

Tel: (212) 612-7000 Fax: (212) 612-7100

Contents of Report

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Subordinated Liabilities.
- ☒ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.
- ☒ (p) Supplementary Schedules, pursuant to CFTC regulations.

DAIWA

Financial Square • 32 Old Slip • New York, NY 10005-3538
Daiwa Securities America Inc.
Tel: (212) 612-7000 Fax: (212) 612-7100

May 13, 2003

State of New York }
} ss:
County of New York }

We, the undersigned, officers of Daiwa Securities America Inc., affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules as of March 31, 2003, are true and correct. We further affirm that accounts of officers and directors are included in receivable from and payable to customers and, in the aggregate, are not significant.

In addition, as members or allied members of the New York Stock Exchange, Inc., we affirm that the attached financial statements and supplementary schedules as of March 31, 2003, will promptly be made available to those Daiwa Securities America Inc. members and allied members whose signatures do not appear below.

Shuji Nishiyama
President and Chief Operating Officer

Ikuo Mori
Chairman and Chief Executive Officer

Christine M. Kunda
Subscribed and Sworn to
before me this 13th day
of May 2003.

CHRISTINE M. KUNDA
Notary Public, State of New York
No. 01KU5048106
Qualified in Richmond County
Commission Expires Aug. 14, 2005

Richard G. Beggs
Executive Vice President and
Chief Administrative Officer

Edmund Towers
Senior Vice President and
Chief Financial Officer

KPMG

DAIWA SECURITIES AMERICA INC.

(A wholly owned subsidiary of Daiwa America Corporation)

Statement of Financial Condition and Supplementary Schedules
Pursuant to SEC Rule 17a-5 and CFTC Regulation 1.10
as of and for the year ended
March 31, 2003

(Public)

(With Independent Auditors' Report Thereon
and Supplemental Report on Internal Control)

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Stockholder of
Daiwa Securities America Inc.:

We have audited the accompanying statement of financial condition of Daiwa Securities America Inc. (a New York corporation and a wholly owned subsidiary of Daiwa America Corporation) as of March 31, 2003, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Futures Trading Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Daiwa Securities America Inc. at March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The information contained in schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Futures Trading Commission. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

KPMG LLP

May 13, 2003

DAIWA SECURITIES AMERICA INC.

Statement of Financial Condition

March 31, 2003

(In thousands, except share data)

Assets

Cash and cash equivalents	$	134,983
Cash and securities segregated under federal and other regulations		109,655
Securities purchased under agreements to resell		11,379,896
Securities borrowed		1,354,732
Securities owned, at market value (including securities pledged to counterparties of $228,000)		954,708
Receivable from brokers, dealers and clearing organizations		807,463
Receivable from customers		56,927
Receivable from affiliates		2,948
Exchange memberships, at cost (market value, $7,828)		2,789
Office furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $25,692		15,023
Investment in limited partnership		30,234
Other assets		21,459
Total assets	$	14,870,817

Liabilities and Stockholder's Equity

Liabilities:		
Securities sold under agreements to repurchase	$	12,703,382
Securities sold, but not yet purchased, at market value		351,124
Payable to brokers, dealers and clearing organizations		937,994
Payable to customers		437,902
Payable to Parent and affiliates		52,338
Loans payable		25,138
Accounts payable and accrued liabilities		62,939
		14,570,817
Subordinated liabilities		200,000
Total liabilities		14,770,817
Stockholder's equity:		
Common stock, no par value, stated value $25,000 per share. Authorized 6,640 shares; issued and outstanding 4,000 shares		100,000
Additional paid-in capital		4,402
Accumulated deficit		(4,402)
Total stockholder's equity		100,000
Total liabilities and stockholder's equity	$	14,870,817

See accompanying notes to statement of financial condition.

(1) Organization and Summary of Significant Accounting Policies

Daiwa Securities America Inc. (the Company) is a wholly owned subsidiary of Daiwa America Corporation (the Parent). The Parent is a wholly owned subsidiary of Daiwa Securities Group Inc. (Daiwa Tokyo), a Japanese holding company that does not operate as a securities firm. A subsidiary of Daiwa Tokyo, Daiwa Securities SMBC Co. Ltd. (DS SMBC) operates as a registered Japanese securities firm and clears transactions for the Company in Japan.

The Company is a registered broker-dealer and futures commission merchant whose activities include brokerage, trading of various securities primarily in U.S. and Japanese markets and investment banking.

Securities owned, securities sold, but not yet purchased and open futures are valued at market or fair value. Principal transactions, commission revenue and related expenses are recorded on a trade date basis.

Securities purchased under agreements to resell (reverse repurchase agreements or resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are collateralized financing transactions. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and the transferor obtain from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement. These securities are carried at the amounts at which they will be subsequently resold or repurchased plus accrued interest.

For purposes of the accompanying statement of financial condition, the Company classifies marketable securities with original maturities of three months or less as securities owned.

Cash and cash equivalents include cash in banks and investments in overnight money market funds.

Office furniture and equipment are depreciated on a straight-line basis over their estimated useful lives, up to five years. Leasehold improvements are amortized over the lesser of their useful life or the term of the related lease.

Investment in limited partnership is accounted for using the equity method as defined in Accounting Principles Board Opinion 18 (APB 18). The investment was originally recorded at cost and is adjusted to recognize the Company's share of the earnings or losses of the limited partnership.

In the normal course of its business, the Company engages in buying and selling securities denominated in foreign currencies. The Company enters into foreign currency exchange contracts to minimize the risk of foreign currency fluctuations. Foreign currency assets and liabilities are revalued at the current spot rate. Foreign exchange contracts are revalued at the forward rate to maturity.

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America and prevailing industry practice, both of which require the use of management's best judgment of estimates. Estimates, including the fair value of instruments, may vary from actual results. Management does not believe that actual results will differ materially from these estimates.

(Continued)

(2) **Cash and Securities Segregated Under Federal and Other Regulations**

Cash of $64,665,876 is segregated in accordance with the Commodity Exchange Act. This balance represents funds deposited by customers and funds accruing to customers as a result of trades or contracts.

Cash of $25,000,000 and securities owned of $19,989,000 are segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission (SEC).

(3) **Securities Financing Transactions**

Securities purchased and sold under agreements to resell and repurchase are accounted for as collateralized financing transactions and are carried at contract value plus accrued interest. It is the policy of the Company to obtain possession of collateral with market values equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate. As of March 31, 2003, the Company has accepted securities with market values of approximately $49,745,000,000 under resale agreements and pledged securities with market values of approximately $50,703,000,000, under repurchase agreements, prior to the application of Financial Accounting Standards Board (FASB) Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements* (FIN 41). Reverse repurchase agreements and repurchase agreements are reported net by counterparty when permitted under FIN 41. At March 31, 2003, the Company's assets and liabilities were netted by approximately $38,561,000,000 as a result of the application of FIN 41.

As of March 31, 2003, the Company has the right to sell or repledge substantively all of the securities it has received under its resale agreements. Of this amount, substantively all were repledged as of March 31, 2003. These repledged securities have been used in the normal course of business.

If the Company's counterparties to its repurchase agreements have the right by contract or custom to sell or repledge the Company's pledged proprietary securities, then the Company records these securities as "securities pledged to counterparties" on the statement of financial condition. As of March 31, 2003, included in securities pledged to counterparties, is approximately $228,000,000 of proprietary securities pledged related to the Company's repurchase agreements.

Securities borrowed and securities loaned transactions are reported as collateralized financing transactions. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. As of March 31, 2003, the Company has received securities with a market value of approximately $1,317,000,000 related to its securities borrowed transactions and had no securities loaned transactions.

As of March 31, 2003, the Company has the right to sell or repledge substantively all of the securities it has received under its securities borrowed transactions. The Company repledged substantively all of these securities as of March 31, 2003. These repledged securities have been used in the normal course of business.

(Continued)

If the Company's counterparties to its securities loaned transactions have the right by contract or custom to sell or repledge the Company's pledged proprietary securities, then the Company will record these securities as "securities pledged to counterparties" on the statement of financial condition. As of March 31, 2003, there were no proprietary securities pledged related to the Company's securities loaned transactions included in securities pledged to counterparties.

(4) Securities Owned and Securities Sold, But Not Yet Purchased

At March 31, 2003, securities owned and securities sold, but not yet purchased, consisted of the following (in thousands):

Securities owned, at market value:		
U.S. Government and agency obligations	$	950,902
Corporate stock		2,131
Corporate obligations		987
Other		688
	$	954,708
Securities sold, but not yet purchased, at market value:		
U.S. Government and agency obligations	$	349,915
Corporate stock		971
Other		238
	$	351,124

Included in securities owned are U.S. Government obligations with a market value of approximately $20,153,000, which are on deposit with clearing organizations.

(5) **Receivable From and Payable To Brokers, Dealers and Clearing Organizations**

At March 31, 2003, amounts receivable from and payable to brokers, dealers and clearing organizations consisted of the following (in thousands):

Receivable from brokers, dealers and clearing organizations:		
Securities failed to deliver	$	801,338
Clearing organizations		2,729
Other		3,396
	$	807,463
Payable to brokers, dealers and clearing organizations:		
Securities failed to receive	$	419,668
Net trade date accrual		499,643
Clearing organizations		11,017
Other		7,666
	$	937,994

(6) **Receivable From and Payable To Customers**

Receivable from and payable to customers primarily relate to securities transactions. The receivable is collateralized by securities, the value of which is not reflected in the accompanying statement of financial condition.

(7) **Loans Payable**

Loans payable consists primarily of an overnight secured line of credit from a major financial institution at a rate of 30 basis points per annum. The loan is primarily used to finance the Company's securities operations.

(8) **Subordinated Liabilities**

As of March 31, 2003, the Company has a subordinated note payable of $50,000,000, as part of a $750,000,000 revolving note and cash subordination agreement expiring April 1, 2003 with the Parent, which is treated as debt, as defined under the SEC's Uniform Net Capital Rule 15c3-1 (Rule 15c3-1). Additionally, the Company has a subordinated note payable to the Parent of $150,000,000, which is due on May 31, 2005 and is treated as equity, as defined under Rule 15c3-1. Repayment of both loans are contingent upon the Company being compliant with certain net capital requirements of the Securities and Commodities Exchange Acts.

Each of the notes bear interest at rates based on the London Interbank Offered Rate (LIBOR) plus 25 basis points. These liabilities are subordinated to the claims of general creditors of the Company and have been approved as regulatory capital and, accordingly, are included as net capital by the Company in computing net capital under Rule 15c3-1.

(Continued)

On April 1, 2003, the $750,000,000 revolving note and cash subordination agreement expired. Accordingly, the subordinated note payable of $50,000,000 under this agreement was repaid with the proceeds from a new subordinated note payable to the Parent of $50,000,000 which is due on April 3, 2006 and is treated as equity, as defined under Rule 15c3-1.

(9) Commitments, Contingencies and Guarantees

The Company leases and subleases office space under noncancelable lease agreements expiring at various dates through the year ending March 31, 2011. The occupancy leases are subject to escalation based on certain costs incurred by the landlord. Minimum rentals, excluding escalation, under these lease agreements are approximately (in thousands):

	Occupancy leases	Subleases
Year ending March 31:		
2004	$ 4,985	$ 2,534
2005	4,985	2,534
2006	5,328	2,433
2007	5,573	2,138
2008	5,573	2,138
Thereafter	13,350	5,167

The Company has been named as a defendant in civil actions including actions arising out of its activities as an underwriter. These actions purport to be brought on behalf of various classes of claimants who seek damages of material or indeterminate amounts. Based upon discussions with counsel, it is management's opinion that these actions will not have a material adverse effect on the financial condition of the Company.

In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote.

(10) Net Capital Requirements

The Company is a registered U.S. broker-dealer and futures commission merchant subject to Rule 15c3-1 and Rule 1.17 of the Commodity Futures Trading Commission (CFTC) which specify uniform minimum net capital requirements, as defined, for their registrants. The Company has elected to use the alternative method of computing net capital, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of:

a. $250,000;

b. 2% of aggregate debit balances arising from customer transactions, pursuant to the Securities Exchange Act, as defined; or

c. 4% of the funds to be segregated pursuant to the Commodity Exchange Act, and the regulations thereunder

At March 31, 2003, the Company had net capital of $216,279,560, which was $207,638,702 in excess of the minimum net capital required under Rule 15c3-1.

(11) Income Taxes

The Company is part of a group that files a consolidated federal and combined state and local income tax returns. Each entity in the group is charged or credited with an amount equal to the tax liability or benefit calculated as if it were filing on a separate-company basis. As of March 31, 2003, the total deferred tax asset was approximately $5,152,000, which primarily relates to deferred employee compensation, and other accruals. The Company has established a full valuation allowance for the deferred tax asset due to its doubtful realization.

(12) Related Party Transactions

In conducting its business, the Company engages in transactions with the Parent and affiliated companies. These transactions include, but are not limited to, providing investment advisory services and executing trades in local markets. In addition, the Company executes loans and enters into reverse repurchase and repurchase agreements with its affiliates. The following amounts are included in the accompanying statement of financial condition (in thousands):

Assets:		
Securities purchased under agreements to resell	$	85,226
Securities borrowed		993
Receivable from brokers, dealers and clearing organizations		4,996
Receivable from customers		230
Receivable from affiliates		2,948
Other		2,644
Liabilities:		
Securities sold under agreements to repurchase	$	449,337
Payable to Parent and affiliates		52,338
Accounts payable and accrued liabilities		14
Subordinated liabilities		200,000

The Company converted debt with its Parent to equity in the amount of $4,402,000, which was classified as additional paid-in capital in the stockholder's equity section of the statement of financial condition.

(13) Retirement Plan

All local employees are eligible for participation in the retirement plan (the Plan) after six months of service. The Plan, established June 1, 1985, and amended October 1, 1989, is a profit-sharing plan qualifying under Section 401(a) of the Internal Revenue Code of 1986 (the Code), as amended, and includes a cash or deferred arrangement qualifying under Sections 401(k) and (m) of the Code. The Company contributes 3% of the employees' earnings as defined by the Plan. An additional 3% of earnings can be contributed by management, at their discretion.

(Continued)

(14) Off-Balance Sheet Market Risk and Concentrations of Credit Risk

(a) Market Risk

In the normal course of its operations, the Company enters into various contractual commitments involving forward settlement. These include financial futures and options contracts and commitments to buy and sell securities and foreign currencies. Commitments involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument.

The Company monitors and manages its market risk exposure by reviewing the effectiveness of hedging strategies and setting market risk limits. The Company's policy is to take possession of securities purchased under agreements to resell and maintain these securities with its custodian. The Company monitors the market value of the assets acquired to ensure their adequacy as compared to the amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional collateral.

The Company records all contractual commitments involving future settlement at market or fair value.

Futures contracts are executed on an exchange and cash settlement is made on a daily basis for market movements. Margin on futures contracts is included in receivable/payable to brokers, dealers and clearing organizations. Options are recorded at fair value on the statement of financial condition.

(b) Concentrations of Credit Risk

Credit risk is measured by the loss that the Company would record if its counterparties failed to perform pursuant to terms of contractual commitments. Management of credit risk involves a number of considerations, such as the financial profile of the counterparty, specific terms, and duration of the contractual agreement, market fluctuations, and the value of collateral held, if any. The Company has established various procedures to manage credit exposure, including initial credit approval, credit limits, collateral requirements, rights of offset and continuous oversight.

The Company regularly transacts business with, and owns securities issued by, a broad range of corporations, governments and agencies and other financial institutions. The Company also enters into collateralized financing agreements in which it extends short-term credit, primarily to major financial institutions including major U.S. and non-U.S. commercial banks, investment banks and affiliates.

The Company generally controls access to the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. Government or its agencies. The value and adequacy of the collateral are continually monitored. Consequently, the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is minimal.

Remaining concentrations arise principally from financial or contractual commitments involving future settlements, fixed-income securities and equity securities. Concentrations are diverse with

respect to geographic locations and industries of counterparties. North America and the Pacific Rim represent the largest concentrations geographically. Among types of industries, U.S. based and international financial institutions represent the largest group of counterparties.

Substantially all of the Company's cash and securities positions are either held as collateral by its clearing brokers and banks against various margin obligations of the Company or deposited with such clearing brokers and banks for safekeeping purposes.

(15) Fair Value Information

All of the Company's financial instruments are stated at market value, except for securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed, securities loaned, loans payable and subordinated liabilities, which are stated at their contract values. The contract value for these financial instruments are considered to approximate fair value as they are short term in nature, bear interest at current market rates or are subject to repricing.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
DAIWA SECURITIES AMERICA INC. as of 03/31/03

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition – Item 1800)					$ 100,000,000	3480
2. Deduct: Ownership equity not allowable for Net Capital					( )	3490
3. Total ownership equity qualified for Net Capital					100,000,000	3500
4. Add:						
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					200,000,000	3520
B. Other (deductions) or allowable credits (List)						3525
5. Total capital and allowable subordinated liabilities					$ 300,000,000	3530
6. Deductions and/or charges:						
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)			$ 65,075,236	3540		
1. Additional charges for customers' and non-customers' security accounts				3550		
2. Additional charges for customers' and non-customers' commodity accounts				3560		
B. Aged fail-to-deliver:				3570		
1. number of items		3450				
C. Aged short security differences-less reserve of	$	3460		3580		
number of items		3470				
D. Secured demand note deficiency				3590		
E. Commodity futures contracts and spot commodities – proprietary capital charges			849,918	3600		
F. Other deductions and/or charges			8,082,036	3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)				3615		
H. Total deductions and/or charges					(74,007,190)	3620
7. Other additions and/or allowable credits (List)						3630
8. Net Capital before haircuts on securities positions					$ 225,992,810	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):						
A. Contractual securities commitments			$	3660		
B. Subordinated securities borrowings				3670		
C. Trading and investment securities:						
1. Bankers' acceptances, certificates of deposit and commercial paper				3680		
2. U.S. and Canadian government obligations			5,677,472	3690		
3. State and municipal government obligations				3700		
4. Corporate obligations				3710		
5. Stocks and warrants			406,662	3720		
6. Options				3730		
7. Arbitrage				3732		
8. Other securities			3,629,116	3734		
D. Undue concentration				3650		
E. Other (List)				3736	(9,713,250)	3740
10. Net Capital					$ 216,279,560	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
DAIWA SECURITIES AMERICA INC. as of 03/31/03

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimal net capital required (6-2/3% of line 19)			$		3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$		3758
13. Net capital requirement (greater of line 11 or 12)			$		3760
14. Excess net capital (line 10 less 13)			$		3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$	N/A	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$		3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii)			$		3838
19. Total aggregate indebtedness			$		3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			%		3850
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 divided by line 10 less item 4880 page 12)			%	N/A	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	8,640,858	3870 *
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	$	250,000	3880
24. Net capital requirement (greater of line 22 to 23)	$	8,640,858	3760
25. Excess net capital (line 10 less 24)	$	207,638,702	3910
26. Percentage of Net Capital to Aggregate Debits (line 10 divided by line 17 page 8)	%	52.32	3851
27. Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits (item 10 less item 4880 page 12 divided by line 17 page 8)	%	40.22	3854
28. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	195,237,385	3920 *

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%	16.67	3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(5), (a)(7) and (c)(2)(x) divided by Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternate method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

* INCLUDES EXCESS MARGIN ON REVERSE REPURCHASE AGREEMENTS OF $373,313.

DAIWA SECURITIES AMERICA INC.

Schedule of Nonallowable Assets

March 31, 2003

(In thousands)

Office furniture, equipment, and leasehold improvements		15,023
Investment in limited partnership		30,234
Dividends Receivable		8,201
Exchange Memberships		2,789
Other nonallowable assets		8,828
Total nonallowable assets	$	65,075

See accompanying note to supplementary schedule.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
DAIWA SECURITIES AMERICA INC. as of 03/31/03

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3	$ 370,481,598	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)	348,329	4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers	56,562,500	4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. ** Market value of short security count differences over 30 calendar days old		4400		
8. ** Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	9,094	4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		4420		
10. Other (List)		4425		
11. TOTAL CREDITS			$ 427,401,521	4430

DEBIT BALANCES

12. ** Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ 56,910,829	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	165,379	4450		
14. Failed to deliver of customers' securities not older than 30 calendar days	356,301,064	4460		
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)		4465		
16. Other (List)		4469		
17. ** Aggregate debit items			$ 413,377,272	4470
18. ** Less 3% (for alternative method only – see Rule 15c3-1(f)(5)(i))			(12,401,318)	4471
19. ** TOTAL 15c3-3 DEBITS			400,975,954	4472

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11)	$	4480
21. Excess of total credits over total debits (line 11 less line 19)	26,425,567	4490
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		4500
23. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period	44,989,000	4510
24 Amount of deposit (or withdrawal) including $____ [4515] value of qualified securities		4520
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ 19,989,000 [4525] value of qualified securities	$ 44,989,000	4530
26. Date of deposit (MMDDYY)		4540

FREQUENCY OF COMPUTATION **OMIT PENNIES**

27. Daily ____ [4332] Weekly X [4333] Monthly ____ [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
DAIWA SECURITIES AMERICA INC. as of 03/31/03

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

26. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1) $2,500 capital category as per Rule 15c3-1	$	4550
B. (k) (2) (A)-"Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k) (2) (B)-All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ______ 4335		4570
D. (k) (3)-Exempted by order of the Commission	N/A	4580

Information of Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B	$	4586
A. Number of items		4587
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D		4588
A. Number of items	$ N/A	4589
	OMIT PENNIES	
3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 ... Yes ☑ 4584 No		4585

NOTES

A-Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B-State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C-Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D-Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
DAIWA SECURITIES AMERICA INC. as of 03/31/03

COMPUTATION OF CFTC MINIMUM NET CAPITAL REQUIREMENT

A. Amounts required to be segregated or set aside in separate accounts for customers pursuant to CEAct and regulations						
i. U.S. futures & options (page T10-1, line 6)	$ 71,556,596	7400				
ii. Dealer options (page T10-2, line 1)		7410				
iii. Foreign futures & options (page T10-3, line 1)	2,038,224	7420				
iv. Subtotal			$ 73,594,820	7430		
B. Deductions for open long U.S. and foreign options in customers' accounts						
i. Value of long options included in line A		7440				
ii. With respect to each option customer, the amount of long values included in line B.i., which exceeds the net liquidating equity in that option customers' account	( )	7450				
iii. Net deduction for open long customer options			( )	7460		
C. Amount subject in 4% net capital factor (Item 7430 less item 7460)			$ 73,594,820	7470		
D. Enter 4% of line C			$ 2,943,793	7480		
E. Minimum CFTC Net Capital Requirement. Enter the greater of line D or $250,000 (See Note)					2,943,793	7490

Note: If amount on Line E (7490) is greater than minimum net capital requirement computed in Item 3760 (Page 6) then enter this greater amount in Item 3760. The greater of the amount required by SEC or CFTC to the minimum net capital requirement.

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
DAIWA SECURITIES AMERICA INC. as of 03/31/03

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES

SEGREGATION REQUIREMENTS (Section 4d(2) of the CEAct)				
1. Net ledger balance				
A. Cash			$ (920,924)	7010
B. Securities (at market)			25,775,000	7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market			46,702,520	7030
3. Exchange traded options				
A. Add market value of open option contracts purchased on a contract market				7032
B. Deduct market value of open option contracts granted (sold) on a contract market			( )	7033
4. Net equity (deficit) (add lines 1, 2, and 3)			71,556,596	7040
5. Accounts liquidating to a deficit and accounts with debit balances - gross amount		7045		
Less: amount offset against U.S. Treasury obligations owned by particular customers	( )	7047		7050
6. Amount required to be segregated (add lines 4 and 5)			$ 71,556,596	7060
FUNDS IN SEGREGATED ACCOUNTS				
7. Deposited in segregated funds bank accounts				
A. Cash			165,933	7070
B. Securities representing investments of customers' funds (at market)			14,500,000	7080
C. Securities held for particular customers or option customers in lieu of cash (at market)				7090
8. Margins on deposit with clearing organizations of contract markets				
A. Cash			$ 5,292	7100
B. Securities representing investments of customers' funds (at market)			49,000,000	7110
C. Securities held for particular customers or option customers in lieu of cash (at market)			25,775,000	7120
9. Net settlement from (to) clearing organizations of contract markets			(1,040,799)	7130
10. Exchange traded options				
A. Value of open long option contracts				7132
B. Value of open short option contracts			( )	7133
11. Net equities with other FCMs				
A. Net liquidating equity			465	7140
B. Securities representing investments of customers' funds (at market)				7160
C. Securities held for particular customers or option customers in lieu of cash (at market)				7170
12. Segregated funds on hand (describe: ______)				7150
13. Total amount in segregation (add lines 7 through 12)			88,405,891	7180
14. Excess (deficiency) funds in segregation (subtract line 6 from line 13)			$ 16,849,295	7190

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
DAIWA SECURITIES AMERICA INC. as of 03/31/03

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' DEALER OPTION ACCOUNTS

1. Amount required to be segregated in accordance with Commission regulation 32.6			$ N/A	7200
2. Funds in segregated accounts				
A. Cash	$	7210		
B. Securities (at market)		7220		
C. Total				7230
3. Excess (deficiency) funds in segregation (subtract line 2.C from line 1)			$	7240

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
DAIWA SECURITIES AMERICA INC. as of 03/31/03

STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO COMMISSION REGULATION 30.7

FOREIGN FUTURES AND FOREIGN OPTIONS SECURED AMOUNTS – SUMMARY

I. Check the appropriate box to identify the amount shown on line 1, below

[ ]	7300	Secured amounts in only U.S. – domiciled customers' accounts
[ ]	7310	Secured amounts in U.S. and foreign – domiciled customers' accounts
X	7320	Net liquidating equities in all accounts of customers trading on foreign boards of trade
[ ]	7330	Amount required to be set aside pursuant to law, rule or regulation of a foreign government or a rule of a self-regulatory organization authorized thereunder.

II. Has the FCM changed the method of calculating the amount to be set aside in separate accounts since the last financial report it filed?

[ ]	Yes	7340	If yes, explain the change below
X	No	7350	

1. Amount to be set aside in separate section 30.7 accounts	$	2,038,224	7360
2. Total funds in separate section 30.7 accounts (page T10-4, line 8)		3,230,174	7370
3. Excess (deficiency) – (subtract line 1 from line 2)	$	1,191,950	7380

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
DAIWA SECURITIES AMERICA INC. as of 03/31/03

STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO COMMISSION REGULATION 30.7

FUNDS DEPOSITED IN SEPARATE REGULATION 30.7 ACCOUNTS

1. Cash in banks					
A. Banks located in the United States		$ 912,616	7500		
B. Other banks designated by the Commission Name(s): CITIBANK TOKYO	7510	87,327	7520	$ 999,943	7530
2. Securities					
A. In safekeeping with banks located in the United States		$	7540		
B. In safekeeping with other banks designated by the Commission Name(s):	7550		7560		7570
3. Equities with registered futures commission merchants					
A. Cash		$ 230,994	7580		
B. Securities			7590		
C. Unrealized gain (loss) on open futures contracts		(30,765)	7600		
D. Value of long option contracts			7610		
E. Value of short option contracts		( )	7615	200,229	7620
4. Amounts held by clearing organizations of foreign boards of trade Name(s):	7630				
A. Cash		$	7640		
B. Securities			7650		
C. Amount due to (from) clearing organizations – daily variation			7660		
D. Value of long option contracts			7670		
E. Value of short option contracts			7675		7680
5. Amounts held by members of foreign boards of trade Name(s):	7690				
A. Cash		$ (3,530,795)	7700		
B. Securities			7710		
C. Unrealized gain (loss) on open futures contracts		5,560,797	7720		
D. Value of long option contracts			7730		
E. Value of short option contracts		( )	7735	2,030,002	7740
6. Amounts with other depositories designated by a foreign board of trade Name(s):	7750				7760
7. Segregated funds on hand (describe:)					7765
8. Total funds in separate section 30.7 accounts (to page T10-3 line 2)				$ 3,230,174	7770

A. If any securities shown are other than the types of securities referred to in CFTC Regulation 1.25, attach a separate schedule detailing the obligations shown on each such line.

DAIWA SECURITIES AMERICA INC.

Note to Supplementary Schedule

March 31, 2003

No material differences exist between the Computation of Net Capital (Schedule I), the Computation for Determination of Reserve Requirements (Schedules II and III) or the Supplementary Commodities Schedules (Schedule IV) and the corresponding schedules included in the Company's unaudited March 31, 2003 Form X-17a-5 Part II amended filing dated May 13, 2003.

345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

The Stockholder of
Daiwa Securities America Inc.:

In planning and performing our audit of the financial statements of Daiwa Securities America Inc. (the Company) (a New York corporation and a wholly owned subsidiary of Daiwa America Corporation), for the year ended March 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC) and Regulation 1.16 of the Commodity Futures Trading Commission (the CFTC) (collectively, the Commissions), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16 in the following:

1. Making the periodic computations of aggregate debits and net capital under SEC Rule 17a-3(a)(11) and the reserve required by SEC Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by SEC Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by SEC Rule 15c3-3;

5. Making the periodic computations of minimum financial requirements pursuant to CFTC Regulation 1.17;

6. Making the weekly computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and

7. Making the weekly computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the

preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. SEC Rule 17a-5(g) and CFTC Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003, to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the CFTC, the National Futures Association, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

May 13, 2003